

March 16, 2011

<u>Via U.S. Mail and Facsimile 419.247.2826</u>

Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
4500 Dorr Street
Toledo, OH 43615

> **Re: Health Care REIT, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-8923**

Dear Mr. Estes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 2. Properties, page 38</u>

1.   In future periodic reports, please expand your lease expiration table for each of the next ten years to also include disclosure of the number of tenants whose leases will expire, the total area in square feet, units or beds, as applicable, covered by such leases, and the percentage of total rental income represented by such expiring leases.

2.   In future periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent

escalators and a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations

General

3.   We note that in 2010 you entered into two joint ventures that were structured under RIDEA and that in your 2010 earnings release you refer to additional RIDEA investments subsequent to year end. To the extent material, in future periodic reports, please expand your disclosure to disclose your strategy with respect to RIDEA investments and to discuss the impact on your business of and any trends associated with such RIDEA investments.

4.   In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Executive Summary

Business Strategy, page 48

5.   In future periodic reports, please supplement your discussion of anticipated cash uses for the next fiscal year to include anticipated debt maturities, interest payments, dividend payments and capital expenditures. Please also expand your discussion of sources of cash to identify the anticipated sources of any additional cash you expect to need to address these anticipated cash uses.

Liquidity and Capital Resources

Sources and Uses of Cash

Investing Activities, page 54

6.   We note a significant amount of capital improvements over the last three years. Please tell us the amount of general and administrative costs capitalized for each year presented. In addition, please provide any explanation for the fluctuation of these amounts from year to year.

Contractual Obligations, page 57

7.   We note your disclosure regarding your portion of certain joint ventures non-recourse debt. Please provide to us additional information regarding the estimated maturity and payment obligations under these agreements.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Accounting Policies and Related Matters, page 81

8.   Please tell us your accounting treatment of bargain renewal periods when determining below-market tenant lease values and their related amortization periods.

3. Real Property Acquisitions and Development, page 85

General

9.   We note your acquisition of a significant amount of assets through your investment in consolidated joint ventures. Please provide to us your analysis of the requirement to include financial statements in compliance with Rule 3-14 or Rule 3-05 of Regulation S-X.

Strategic Medical Office Partnership, page 87

10.   We note that you have allocated a certain amount of the purchase price to goodwill for its future development pipeline. Please provide additional information regarding this asset, including the exact nature of the development pipeline and an analysis of the appropriateness of allocating amounts to this pipeline.

Item 15. Exhibits and Financial Statement Schedules, page 117

Exhibit 23.1

11.   Please confirm to us that you have a signed copy of the consent from your independent registered public accounting firm related to the registration statements listed. In future periodic reports, please ensure that you have included a designation illustrating that your auditors have signed the consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Sonia Barros, at 202.551.3655 or Michael McTiernan, Assistant Director, at 202.551.3852 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief